FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Green, Henry	2. Issuer Name and Tickler or Trading Symbol ALARIS Medical, Inc. ("AMI")					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) x Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o ALARIS Medical Systems, Inc. 10221 Wateridge Circle	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month//Day/Year March 18, 2003
(Street) San Diego, CA 92121			5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) x Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
AMI Common Stock	3/18/2003		S		7,000	D	$10.40	48,000 (1)	D
AMI Common Stock	3/18/2003		S		7,000	D	$10.35	41,000	D
AMI Common Stock	3/18/2003		S		1,000	D	$10.36	40,000	D

(1)  This Form 4 corrects the number of shares of AMI common stock beneficially owned by Mr. Green at March 18, 2003.  Inadvertently added to Column 5 in the filing of November 1999 was 8,000 shares, which Mr. Green does not beneficially own.  Mr. Green's beneficial ownership of 55,000 shares was included in the beneficial ownership table contained in AMI's most recent proxy statement.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
	/s/ STUART E. RICKERSON STUART E. RICKERSON VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, AS ATTORNEY-IN-FACT FOR HENRY GREEN **Signature of Reporting Person	MARCH 19, 2003 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure